oerlikon

Unaxis Holding

07023305

082-34643

Media release

Rule 12g3-2(b) File No. ~~82-5100~~

RECEIVED

2007 MAY -8 A 11:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, May 3, 2007 – According to notification received on May 2, 2007, the voting rights of ABN Amro Bank N.V., Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands, in OC Oerlikon Corporation AG, Pfäffikon have dropped below the 5% threshold.

SUPPL

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

dw 5/10

oerlikon

Media release
Rule 12g3-2(b) File No. 82-5190

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, May 3, 2007 – According to an announcement by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, dated May 3, 2007, on April 27, 2007, said institution held a total of 49.21 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 835 727 registered shares (34.19 %)
- 218 903 770 call options (15.02 %)

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For further information please contact:
Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

END